UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, December 19, 2008

Mr.
Guillermo Larraín Ríos
Chairperson
Securities and Insurance Agency
Libertador Bernardo O'Higgins Av. 1449
Santiago – RM
CHILE

Re.:	Answers Letter of Ordinary No. 33863.

Dear Mr. Larraín:

We speak in our capacity as controlling shareholders of Distribución y Servicio D&S S.A. ("D&S"), publicty traded corporation recorded in the Securities Registry of held by your Agency under No. 0593. We hereby answer your letter of above captioned Ordinary reference number.

As of even date herewith, the controlling shareholders of D&S have entered into by and among Inversiones Australes Tres Limitada, an affiliate entity of Wal-Mart Stores, Inc., several agreements under which they, within the 10 day-term as from today, the latter shall launch a tender offer targeting the 100% of the shares issued by D&S and upon the terms and conditions that the tenderor will inform to the market in accordance with the legal provisions governing the subject matter. The price offered for the prospectively tendered shares in D&S shall be US$ 0.408 per share, or US$ 24.48 per ADS which underlying shares equal 60 shares issued by D&S. The purchase Price shall be paid is cash according to the US Dollar to Chilean Peso Exchange rate equivalent to the average observed exchange rate published by the Central Bank of Chile in the Official Gazette through the six banking-day-term prior to the payment date.

Likewise, as of even date herewith, we have informed the board of D&S and its top management, about the successful closing of the negations leading to the execution of the agreements referred to hereinabove, which were also disclosed to your Agency under “reserved material event communication” dated August 19, 2008.

We are sure that the transaction referred to herein, will benefit all D&S’ shareholders, company’s employees, and, moreover, our clients and our country. This transaction evidences the interest in Chile as foreign investment destination, which is a demonstration of its sounding macroeconomic condition and reveals a significant acknowledgement to our legal stability, and entrepreneurial tradition and record.

Finally, we would like to thank your Agency concerning its achievement upon the freezing of stock trading in shares issued by D&S today, while waiting the information to be fairly disseminated through the securities market allowing the protection of the due interest of all shareholders in D&S.

Sincerely,

Felipe Ibáñez Scott	Nicolás Ibáñez Scott

cc.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Commission

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: December 23, 2008

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